FOR IMMEDIATE RELEASE

May 11, 2005

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that the company’s Annual General Meeting (AGM) of shareholders held today in Stockholm re-elected Marc Beuls, Vigo Carlund, Sven Hagströmer, Jan Loeber, John Shakeshaft and Cristina Stenbeck as Board Members. John Hepburn was elected as a new member of the Board of Directors.

The AGM decided on a dividend of SEK 5 per share. Monday May 16, 2005 was decided as the record date for the dividend.

The AGM re-elected Marc Beuls, Vigo Carlund, Sven Hagströmer, Jan Loeber, John Shakeshaft and Cristina Stenbeck as Board Members and elected John Hepburn as a new member of the Board of Directors. John Hepburn has substantial banking experience with Morgan Stanley, where he has been employed since 1975, becoming a Managing Director in 1985 and Vice Chairman of Morgan Stanley (Europe) Ltd in 1996. John Hepburn holds Board positions in Grand Hotel Holdings, UKRD, Stream VPN, Sportsfact and Primary Times and is an advisor to Princeton University.

The AGM resolved the Board of Directors’ fee until the end of next year’s AGM as follows: A fixed amount of SEK 3,350,000 will be distributed with SEK 800,000 to the Chairman of the Board, SEK 400,000 to each of the other Board Members and a total of SEK 150,000 for work in the Board committees.

In accordance with the Board of Directors’ proposal, the AGM resolved on a share split 4:1, comprising 3 ordinary shares and 1 so called redemption share, in combination with a mandatory redemption procedure. Trading in the redemption shares will take place during the period from May 24, 2005 – June 10, 2005. June 17, 2005 was decided as the record date for the share redemption. Payment for the redemption share, corresponding to SEK 10 per share, will be executed through VPC on or around June 22, 2005. The decision means that a total of some SEK 1.5 bn will be distributed to shareholders.

After the share split, the par value of a share, irrespective of class, will be SEK 1.25. In order to achieve a time efficient redemption procedure without requiring a leave of court, the AGM decided to amend the Articles of Association to the effect that a new class of shares is introduced, class C shares, and to issue no more than 147,560,175 C shares. The new C shares shall be subscribed for by a securities company at a subscription price equal to the par value of the share. The AGM further resolved that these class C shares shall be redeemed for an equivalent amount adjusted with interest, whereby an amount equivalent to the reduced share capital shall be transferred to the company’s reserves. After execution of the above-mentioned decisions, the company’s share capital will amount to SEK 553,350,656.25 and the number of outstanding shares will be 442,680,525, of which 46,549,989 class A shares and 396,130,536 class B shares.

The AGM decided to assume the following procedure for the Nomination Group for the election of members of the Board of Directors. A Nomination Group shall execute the work of preparing a proposal of members to the Board of Directors for the AGM of 2006. The Nomination Group will be formed during the autumn of 2005, in consultation with at least three of the major shareholders. Cristina Stenbeck will act as convenor of the Group. The composition of the Group will be communicated in the interim report for the third quarter of 2005.

At a statutory Board meeting following the AGM, Sven Hagströmer was elected as Chairman of the Board of Directors. The statutory Board meeting also appointed an audit committee and a remuneration committee. John Shakeshaft was appointed Chairman and Jan Loeber and John Hepburn were appointed members of the audit committee. Sven Hagströmer was appointed Chairman and Vigo Carlund, John Shakeshaft and Cristina Stenbeck were appointed members of the remuneration committee.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 28,7 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00

President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00

CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45

Investor enquiries

Visit us at our homepage: http://www.Tele2.com